

Mail Stop 3720

September 30, 2009

Ms. Mindy Kline
Chief Executive Officer
Gold Star Tutoring Services, Inc.
4111 NW 28th Way
Boca Raton, FL 33434

> **RE:** **Gold Star Tutoring Services, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 26, 2009**
> **File No. 000-53158**

Dear Ms. Kline:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

General

1.   We note that you have incorporated by reference your Form S-1 from November 2008 into your 10-K. Please revise your 10-K to remove the reference to incorporation of your Form S-1 by reference. In addition, you have included many of the same risk factors from your Form S-1 in your Form 10-K. Many of these risk factors reference a public offering which could be confusing to investors. Please review your risk factors and remove all references intended for your public offering prospectus.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

2.   In your revised filing please refer to the correct street address of the Commission which is 100 F Street, NE, Washington, D.C. 20549.

Item 9A. Controls and Procedures

3.   We note that your disclosure controls and procedures disclosure references Section 404 of the Sarbanes-Oxley Act of 2002. Please remove this reference in your amended filing as Section 404 relates to management's assessment of internal control and financial reporting.

4.   We note your disclosures with respect to internal control over financial reporting. You have not included management's report on internal control over financial reporting as you will not be required to include this report until your Form 10-K for the fiscal year ended December 31, 2009. However, please include the language from Instruction 1 to paragraphs (a) and (b) of Item 308T of Regulation S-K in your revised 10-K.

Item 15. Exhibits, Financial Statement Schedules

5.   We note that the dates of your certifications filed as Exhibits 31.1, 31.2 and 32.1 and 32.2 are incorrect. Please include revised certifications with your amended filing.

*   *   *   *

As appropriate, please amend your filing and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273 or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director